May 22, 2017

VIA EDGAR TRANSMISSION AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Michael Clampitt

Re:	Fortress Investment Group LLC
Form PREM14A
Filed April 25, 2017
File No. 0001-33294

Dear Mr. Clampitt:

On behalf of Fortress Investment Group LLC (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 16, 2017 (the “Comment Letter”) relating to the Company’s preliminary proxy materials on Schedule 14A, File No. 0001-33294, filed on April 25, 2017 (the “Preliminary Proxy”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy or the Annexes thereto, as applicable.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 1 to the Preliminary Proxy (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Preliminary Proxy. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Proxy.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated May 22, 2017.

Securities and Exchange Commission

May 22, 2017

Proxy Statement

Cover Page

1.	Please revise to disclose the approximate aggregate merger consideration for Class A holders. Also, disclose the percentage of shares, excluding Principal held shares, needed to approve the vote in favor of the merger.

The Company has added disclosure to address the Staff’s comment. Please see the Cover Page of the Amendment.

2.	We note the disclosure on the cover page regarding the consideration to be paid for Class B shares and that on page 118 under “Founders Agreement.” Please revise to disclose the approximate aggregate and per share (or unit) consideration to be paid to holders of Class B shares in respect of their corresponding FOG Units.

The Company has added disclosure to address the Staff’s comment. Please see the Cover Page of the Amendment.

Certain Financial Forecasts, page 70

3.	We note the language on page 71 (penultimate paragraph) that the information is not included to “induce any shareholder vote” and on page 72 that “shareholders are cautioned not to place reliance on the Forecasts.” These statements unduly limit a shareholder’s reliance on the proxy statement disclosures. Please remove or revise as appropriate.

The Company has revised the disclosure in the Preliminary Proxy to address the Staff’s comment. Please see pages 71 and 72 of the Amendment.

Annex F – Opinion of Evercore Group L.L.C.

Annex G – Opinion of Morgan Stanley

4.	We note the limitation on reliance by shareholders in the penultimate paragraph of each of the fairness opinions provided by Evercore Group and Morgan Stanley. Because it is inconsistent with the disclosures relating to the opinions, the limitations should be deleted. Alternatively, disclose the basis for each advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with FIG). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the advisors would have no effect on the rights and responsibilities of either the advisor or the board of directors under the federal securities laws. Please make corresponding revisions under “Opinions of Financial Advisors” beginning on page 54, if applicable.

Securities and Exchange Commission

May 22, 2017

The Company respectfully notes to the Commission that, in contrast to certain fairness opinions in prior transactions with respect to which the Commission has issued a similar comment, the fairness opinions provided by Evercore Group and Morgan Stanley do not purport to limit reliance by shareholders or state that such opinions do not confer any rights or remedies upon any person other than the Board of Directors. Accordingly, the Company respectfully submits that no deletion from the fairness opinions or revision to the disclosure in the Preliminary Proxy is necessary.

If you have any questions or require further information with respect to this matter, please contact the undersigned at (212) 735-3050 or Peter Serating at (212) 735-2286.

Sincerely,

/s/ Joseph A. Coco

Joseph A. Coco

Enclosure:

cc:	David N. Brooks
General Counsel
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105